SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

03010176

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

RECD S.E.C.
FEB 2 1 2003
1086

UniSource Energy Corporation — 0000941138

Exact Name of Registrant as Specified in Charter — Registrant CIK Number

Form U-1 (Exhibits E-1, E-2, and E-3 — File No. 70-10116

Electronic Report, Schedule or Registration — SEC File Number, if available

Statement of Which the Documents Are A Part (give period of report)

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

PROCESSED
FEB 2 6 2003
THOMSON FINANCIAL

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City _______, State of ___________, _________, 2003.

____
(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on February 21, 2003, that the information set forth in this statement is true and complete.

By: ....
Andrew F. MacDonald

Counsel for UniSource Energy Corporation

DC #137117 v1

Exhibit E-1

CITIZENS UTILITY COMPANY AND TUCSON ELECTRIC POWER SERVICE AREAS



Page
NAVAJO
COCONINO
MOHAVE
Bullhead City
Kingman
Flagstaff
YAVAPAI
Holbrook
APACHE
Chino Valley
Snowflake
Lake Havasu City
Prescott
St. Johns
Taylor
LA PAZ
Eagar
Quartzsite
GILA
Phoenix
Globe
MARICOPA
GREENLEE
GRAHAM
YUMA
PINAL
Gila Bend
Thatcher
Eloy
Yuma
PIMA
Tucson
COCHISE
SANTA CRUZ
Sierra Vista
Nogales
N
CITIZENS
energy services

Electric Service Areas

Citizens Utilities

Tucson Electric Power

Exhibit E-2



COLORADO
UTAH
NEVADA
NEW MEXICO
ARIZONA
CALIFORNIA
MEXICO
San Juan
Ship Rock
Four Corners
McKinley
Navajo
Moenkopi
Coronado
Springerville
Greenlee
Luna
Hidalgo
Vail
Tucson
Saguaro
South
Pinnacle Peak
West Wing
Liberty
Palo Verde
Transmission Line Operated by TEP
Transmission Line Operated by Others
Transmission Rights
Interconnection With Other Utility
Generating Station
Coal Mine

Exhibit E-3

Citizens Utility Company
Arizona Gas Service Areas



PAGE
MOHAVE COUNTY
COCONINO COUNTY
APACHE COUNTY
NAVAJO COUNTY
SELIGMAN
WILLIAMS
FLAGSTAFF
KINGMAN
ASH FORK
YAVAPAI COUNTY
WINSLOW
JOSEPH CITY
SEDONA
HOLBROOK
CHINO VALLEY
CLARKDALE
VILLAGE OF OAK CREEK
BAGDAD COPPER MINE
JEROME
COTTONWOOD
LAKE HAVASU CITY
BAGDAD
CAMP VERDE
SNOWFLAKE
ST JOHNS
HUMBOLT
PRESCOTT
TAYLOR
MAYER
SHOW LOW
PAYSON
BLACK CANYON CITY
PINETOP/ LAKESIDE
SPRINGERVILLE
GILA COUNTY
LA PAZ COUNTY
GRAHAM COUNTY
GREENLEE COUNTY
YUMA COUNTY
MARICOPA COUNTY
PINAL COUNTY
PIMA COUNTY
COCHISE COUNTY
SANTA CRUZ COUNTY
NOGALES
Gas Service Areas
N
CITIZENS
energy services